ALCO Stores, Inc.
Same-Store Sales and Gross Margin
Thirteen Week Periods ended May 5, 2013 and April 29, 2012
(amounts in thousands except average basket and gross margin percentage)

	Thirteen Week Periods Ended
	May 5, 2013	April 29, 2012

Sales	$112,359	$114,896
Customer transactions	4,493	4,873
Average basket	$25.01	$23.58

Gross Margin	$33,302	$34,371
Gross margin percentage	29.2%	29.5%

(1)
Same-stores are those stores which were open at the end of the reporting period, had reached their fourteenth month of operation, and include store locations, if any, that had experienced a remodel, an expansion, or relocation.  Same- stores also include the Company's transactional website.

(2)	Same-store results exclude the Company's two fuel center locations.
(3)	Average basket is calculated by dividing sales by customer transactions.
(4)	Gross margin percentage is defined as sales less cost of sales, expressed as a percentage of sales.